[Translation]

Cover page

Filing Document:	Report on Amendment No. 7

Based on:	Article 27-25, Paragraph 1 of the Financial Instruments and Exchange Act

Filed with:	Director of Tokai Local Finance Bureau

Name:	Akio Toyoda, President, Toyota Motor Corporation

Address or Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Effective Date of Reporting Duty:	June 14, 2010

Filing Date:	June 16, 2010

Total Number of Filers and Joint Holders (persons):	2

Filing Method:	Jointly

Reason for Filing of Report on Amendment:	Execution of Material Agreements Related to Shares, etc.

I.	Matters Regarding Issuer

Name of Issuer	JTEKT Corporation
Code Number	6473
Listed / Over-the-counter	Listed
Financial Instruments Exchange(s) on which the relevant securities are listed	Tokyo, Osaka, Nagoya

II.	Matters Regarding Filer

1.	Filer (Bulk Holder)/1
(1)	Profile of Filer
[1]	Filer (Bulk Holder)
Individual / Judicial person	Judicial person (Joint stock company)
Name	Toyota Motor Corporation
Address or Location of Head Office	1 Toyota-cho, Toyota City, Aichi Prefecture
Former Name
Former Address or Location of Head Office

[2]	Individual
Date of Birth
Occupation
Name of Company
Address of Company

[3]	Judicial Person
Date of Incorporation	August 27, 1937
Name of Representative	Akio Toyoda
Title of Representative	President
Business Purposes	Manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.

[4]	Place to Contact
Place to Contact and Name of Person in Charge	Yuji Maki, Project General Manager, Accounting Division
Telephone Number	0565-28-2121

(2)	Holding Purposes
For strategic investment (maintenance and development of the business relationship)

(3)	Material Proposals, etc.
Not Applicable.

(4)	Breakdown of Stock, etc. Held by Filer
[1]	Number of Stock, etc. Held
	Main Text of Article 27-23, Paragraph 3		Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares / Investment Securities, etc. (shares / units)		77,235,087
Certificate of Stock Acquisition Rights (shares)	A		－	H
Bonds with Stock Acquisition Rights (shares)	B		－	I
Covered Warrants relating to Subject Securities	C			J
Depositary Receipts Representing Ownership Interest in Shares
Other Related Depositary Receipts	D			K
Beneficiary Certificates for Shares Trust
Beneficiary Certificates for Equity Securities Trust	E			L
Bonds Redeemable by Subject Securities	F			M
Shares Convertible to Other Company’s Shares, etc.	G			N
Total (shares / units)	O	77,235,087	P	Q

Number of Shares, etc., which were Transferred through a Margin Transaction and which are to be Deducted	R
Number of Shares, etc., with respect to which Certain Rights such as Claim for Delivery are Granted between Joint Holders and which are to be Deducted	S
Number of Shares, etc. Held (Total) (O+P+Q-R-S)	T	77,235,087
Number of Potentially Diluted Shares Held (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	U

[2]	Percentage of Shares, etc. Held
Total Number of Issued Shares, etc. (shares / units) (as of June 14, 2010)	V	341,206,607
Percentage of Shares, etc. Held by the Above-described Filer (%) (T/(U+V)×100)		22.64
Percentage of Shares, etc. Held Stated in the Preceding Report (%)		22.77

(5)	Conditions concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, etc. Issued by Issuing Company
Date	Kind of Stock, etc.	Number	Percentage	Whether on or outside the Market	Acquisition / Disposal	Unit Price
June 14, 2010	Shares of common stock	4,800,000	1.41	Outside the Market	Acquisition	JPY 866

(6)	Material Agreements Including Security Agreements Related to Shares, etc.
With respect to the offering of shares of common stock of the issuing company, Toyota Motor Corporation (“TMC”) covenanted with Daiwa Securities Capital Markets Co. Ltd. that TMC would not conduct, or cause any third party to conduct, an assignment, disposal, etc., in relation to the shares, etc., of the issuing company from and including June 7, 2010 to and including December 12, 2010, without obtaining the prior written approval of Daiwa Securities Capital Markets Co. Ltd.; except that TMC, even during the above-stated period, would be allowed to require the issuing company to purchase shares of the issuing company constituting less than one (1) unit, or sell shares of the issuing company in response to a stock repurchase to be conducted by the issuing company.

(7)	Funds for Acquisition of Shares, etc. Held
[1]	Breakdown of Funds for Acquisition
Amount of Own Funds (W) (JPY 1,000)	9,792,503
Total Amount of Borrowed Funds (X) (JPY 1,000)
Total Amount of Other Funds (Y) (JPY 1,000)
Breakdown of Above (Y)	Acquired 23,865,999 shares through a merger
Total Amount of Funds for Acquisition (JPY 1,000) (W+X+Y)	9,792,503

[2]	Breakdown of Borrowings
Name (Name of Branch)	Type of Business	Name of Representative	Location	Purpose of Borrowing	Amount (JPY 1,000)
Not Applicable.

[3]	Name, etc. of Lender
Name (Name of Branch)	Name of Representative	Location
Not Applicable.

2.	Filer (Bulk Holder)/2
(1)	Profile of Filer
[1]	Filer (Bulk Holder)
Individual / Judicial person	Judicial person (Joint stock company)
Name	Hino Motors, Ltd.
Address or Location of Head Office	1-1, Hinodai 3-chome, Hino-shi, Tokyo
Former Name
Former Address or Location of Head Office

[2]	Individual
Date of Birth
Occupation
Name of Company
Address of Company

[3]	Judicial Person
Date of Incorporation	May 1, 1942
Name of Representative	Yoshio Shirai
Title of Representative	President
Business Purposes	Manufacture and sale of trucks and buses, and development, designing of products related thereto and offering of other services, etc.

[4]	Place to Contact
Place to Contact and Name of Person in Charge	Yutaka Otsu, General Manager, Finance & Accounting Div.
Telephone Number	042-586-5085

(2)	Holding Purposes
For strategic investment (maintenance and development of the business relationship)

(3)	Material Proposals, etc.
Not Applicable.

(4)	Breakdown of Stock, etc. Held by Filer
[1]	Number of Stock, etc. Held
	Main Text of Article 27-23, Paragraph 3		Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares / Investment Securities, etc. (shares/ units)		530,887
Certificate of Stock Acquisition Rights (shares)	A		－	H
Bonds with Stock Acquisition Rights (shares)	B		－	I
Covered Warrants relating to Subject Securities	C			J
Depositary Receipts Representing Ownership Interest in Shares
Other Related Depositary Receipts	D			K
Beneficiary Certificates for Shares Trust
Beneficiary Certificates for Equity Securities Trust	E			L
Bonds Redeemable by Subject Securities	F			M
Shares Convertible to Other Company’s Shares, etc.	G			N
Total (shares / units)	O	530,887	P	Q
Number of Shares, etc., which were Transferred through a Margin Transaction and which are to be Deducted	R
Number of Shares, etc., with respect to which Certain Rights such as Claim for Delivery are Granted between Joint Holders and which are to be Deducted	S
Number of Shares, etc. Held (Total) (O+P+Q-R-S)	T	530,887
Number of Potentially Diluted Shares Held (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	U

[2]	Percentage of Shares, etc. Held
Total Number of Issued Shares, etc. (shares / units) (as of June 14, 2010)	V	341,206,607
Percentage of Shares, etc. Held by the Above- described Filer (%) (T/(U+V)×100)		0.16
Percentage of Shares, etc. Held Stated in the Preceding Report (%)		0.17

(5)	Conditions concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, etc. Issued by Issuing Company
Date	Kind of Stock, etc.	Number	Percentage	Whether on or outside the Market	Acquisition / Disposal	Unit Price
Not Applicable.

(6)	Material Agreements Including Security Agreements Related to Shares, etc.
Not Applicable.

(7)	Funds for Acquisition of Shares, etc. Held
[1]	Breakdown of Funds for Acquisition
Amount of Own Funds (W) (JPY 1,000)	342,367
Total Amount of Borrowed Funds (X) (JPY 1,000)
Total Amount of Other Funds (Y) (JPY 1,000)
Breakdown of Above (Y)
Total Amount of Funds for Acquisition (JPY 1,000) (W+X+Y)	342,367

[2]	Breakdown of Borrowings
Name (Name of Branch)	Type of Business	Name of Representative	Location	Purpose of Borrowing	Amount (JPY 1,000)
Not Applicable.

[3]	Name, etc. of Lender
Name (Name of Branch)	Name of Representative	Location
Not Applicable.

III.	Matters Regarding Joint Holder

Not Applicable.

IV.	Summary List Regarding Filer and Joint Holders

1.	Filer and Joint Holders

(1)	Toyota Motor Corporation
(2)	Hino Motors, Ltd.

2.	Breakdown of Stock, etc. Held by Filer and Joint Holders
(1)	Number of Stock, etc. Held
	Main Text of Article 27-23, Paragraph 3		Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares / Investment Securities, etc. (shares / units)		77,765,974
Certificate of Stock Acquisition Rights (shares)	A		－	H
Bonds with Stock Acquisition Rights (shares)	B		－	I
Covered Warrants relating to Subject Securities	C			J
Depositary Receipts Representing Ownership Interest in Shares
Other Related Depositary Receipts	D			K
Beneficiary Certificates for Shares Trust
Beneficiary Certificates for Equity Securities Trust	E			L
Bonds Redeemable by Subject Securities	F			M
Shares Convertible to Other Company’s Shares, etc.	G			N
Total (shares / units)	O	77,765,974	P	Q
Number of Shares, etc., which were Transferred through a Margin Transaction and which are to be Deducted	R
Number of Shares, etc., with respect to which Certain Rights such as Claim for Delivery are Granted between Joint Holders and which are to be Deducted	S
Number of Shares, etc. Held (Total) (O+P+Q-R-S)	T	77,765,974
Number of Potentially Diluted Shares Held (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	U

(2)	Percentage of Shares, etc. Held
Total Number of Issued Shares, etc. (shares / units) (as of June 14, 2010)	V	341,206,607
Percentage of Shares, etc. Held by the Above-described Filer (%) （T/(U+V)×100）		22.79
Percentage of Shares, etc. Held Stated in the Preceding Report (%)		23.00

(3)	Breakdown of Percentage of Shares, etc. Jointly Held
Name(s) of Filer and Joint Holders	Number of Shares, etc. Held (Total) (shares / units)	Percentage of Shares, etc. Held (%)
Toyota Motor Corporation	77,235,087	22.64
Hino Motors, Ltd.	530,887	0.16
Total	77,765,974	22.79